Mail Stop 4561
Via Mail and Facsimile to (714) 784-4056

August 25, 2009

Ashfaq A. Munshi, Interim CEO & President
MSC.Software Corporation
2 MacArthur Place
Santa Ana, California 92707

> **Re: MSC.Software Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 21, 2009**
> **File No. 001-08722**

Dear Mr. Munshi:

This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Merger Agreement, page 47

Representations and Warranties, page 51

1.   We note your disclosure in the first paragraph of this section. General disclaimers regarding the accuracy and completeness of disclosure, or investor use of that information, are not sufficient when you are aware of material contradictory information, and additional disclosure by you is appropriate in such circumstances. Please revise the disclaimer to include a clear statement of your disclosure responsibilities with regard to material contradictory information.

2.   In addition, we note the statement that investors "should not rely on the representations and warranties contained in the merger agreement." This appears to assert that the merger agreement is not a disclosure document and may not be relied upon. The fact that a document the Commission has required you to include with your proxy statement is not prepared as a disclosure document does

not mean that the document does not constitute disclosure to investors. See Release No. 34-51283. Please delete this sentence.

3.   Cautionary language should be limited to statements of fact. In contrast, much of the disclaimer contains statements of speculation; in effect, that the representations and warranties in the merger agreement:

- Should not be viewed as providing any factual information -- but you will not tell investors what factual information, if any, is the exception;
- Are subject to qualifications and limitations by the respective parties, including exceptions and other information not necessarily reflected in the filed agreement -- but you will not tell investors which representations or warranties, if any, have been so qualified, limited or excepted; and
- May apply a standard of materiality in a way different from what may be viewed as material to investors -- but you will not tell investors which, if any, different way.

The intent and the effect of this language is to undermine and to put into question the interpretation and reliability of a document that the Commission has required you to include with your proxy statement. Please specifically identify which representations and warranties are subject to this language or delete this language.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please direct any questions or concerns to Evan S. Jacobson, Staff Attorney, at (202) 551-3428, or, in his absence, to the undersigned at (202) 551-3457. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel